Exhibit 99.4

Battle Mountain Gold Inc.

Consolidated Financial Statements

October 31, 2016

Expressed in Canadian Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Battle Mountain Gold Inc.

We have audited the accompanying consolidated financial statements of Battle Mountain Gold Inc., which comprise the consolidated statements of financial position as of October 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended October 31, 2016, 2015, and 2014 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Battle Mountain Gold Inc. as at October 31, 2016 and 2015 and its financial performance and its cash flows for the years ended October 31, 2016, 2015 and 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada February 27, 2017	Chartered Professional Accountants

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Davidson-co.com

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	October 31,	October 31,
	2016	2015

ASSETS

Current Assets
Cash	$3,469,162	$96,529
Marketable securities	578	578
Prepaids	24,256	24,017
Receivables (Note 3 and 8)	30,778	12,220

Total current assets	3,524,774	133,344

Non-Current Assets
Reclamation bond (Note 4)	27,932	-
Exploration and evaluation assets (Note 4)	7,525,158	3,329,753

Total Assets	$11,077,864	$3,463,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5 and 8)	$409,522	$101,685

Total current liabilities	409,522	101,685

Shareholders’ Equity
Share capital (Note 6)	12,706,649	4,400,474
Share-based payment reserves (Note 6)	1,442,403	417,485
Accumulated other comprehensive income	1,979	1,979
Deficit	(3,482,689)	(1,458,526)

Total shareholders’ equity	10,668,342	3,361,412

Total Liabilities and Shareholders’ Equity	$11,077,864	$3,463,097

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 12)

These consolidated financial statements are authorized for issue by the Board of Directors on February 27, 2016

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended October 31,
(Expressed in Canadian Dollars, unless otherwise stated)

	2016	2015	2014

EXPENSES
Accounting and audit	$64,641	$82,147	$66,903
Consulting	205,388	46,963	-
Filing fees	38,220	35,980	63,444
Insurance	20,938	18,359	7,533
Interest	3,095	4,488	687
Legal fees	20,616	33,141	34,664
Office and rent	32,454	20,427	22,551
Public relations	14,284	16,684	7,385
Salaries and benefits (Note 8)	258,898	175,463	110,642
Share-based payments (Note 6 and 8)	1,024,918	102,774	301,011
Travel	15,276	14,566	6,593
	(1,698,728)	(550,992)	(621,413)

OTHER INCOME (EXPENSES)
Loss on royalty buydown (Note 4)	(336,478)	-	-
Foreign exchange gain (loss)	(9,399)	1,681	8,612
Interest earned	20,442	59	2,771
Write-down exploration assets	-	-	(50,000)
Gain on forgiveness of payable	-	-	33,367

Loss for the year	(2,024,163)	(549,252)	(626,663)

Other comprehensive loss
Unrealized loss on marketable securities	-	(1,156)	(1,734)

Total comprehensive loss	$(2,024,163)	$(550,408)	$(628,397)

Basic and diluted loss per common share	$(0.04)	$(0.02)	$(0.03)

Weighted average number of common shares outstanding	45,079,146	30,902,001	18,681,467

The accompanying notes are an integral part of these consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended October 31, 2016, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital	Warrants	Share-based payment reserves	Accumulated other comprehensive income (loss)	Deficit	Total
	Number of Shares	Amount

Balance at October 31, 2013	6,400,000	$621,252	$-	$-	$4,869	$(282,611)	$378,510
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	-	50,000
Shares issued for cash	8,250,000	825,000	-	-	-	-	790,000
Shares issued for finders fee	270,000	-	-	-	-	-	-
Shares of Madision at the RTO date	11,041,396	1,766,622	-	-	-	-	1,766,622
Warrants fair value	-		13,700	-	-	-	13,700
Share-based payments	-	-	-	301,011	-		301,011
Loss for the year	-	-	-	-	-	(626,663)	(626,663)
Other comprehensive loss for the year	-	-	-	-	(1,734)	-	(1,734)
Balance at October 31, 2014	26,461,396	3,262,874	13,700	301,011	3,135	(909,274)	2,671,446
Shares issued for exploration and evaluation assets	1,000,000	132,500	-	-	-	-	132,500
Shares issued for cash	8,575,000	1,007,500	-	-	-	-	1,007,500
Share issue costs	-	(2,400)	-	-	-	-	(2,400)
Shares issued as finders' fee	152,700	-	-		-	-	-
Fair value warrants expired	-	-	(13,700)	13,700	-	-	-
Share-based payments	-	-	-	102,774	-	-	102,774
Loss for the year	-	-	-	-	-	(549,252)	(549,252)
Other comprehensive loss for the year	-	-	-	-	(1,156)	-	(1,156)
Balance at October 31, 2015	36,189,096	4,400,474	-	417,485	1,979	(1,458,526)	3,361,412
Shares issued for exploration and evaluation assets	-	-	-	-	-	-	-
Shares issued for cash	16,481,435	5,768,502	-	-	-	-	5,768,502
Share issue costs	-	(187,450)	-	-	-	-	(187,450)
Shares issued as finder's fee	-	-	-	-	-	-	-
Fair value of warrants expired	-	-	-	-	-	-	-
Shares issued for royalty buydown	885,468	752,648	-	-	-	-	752,648
Shares issued for warrants exercised	5,374,357	1,972,475	-	-	-	-	1,972,475
Share-based payments	-	-	-	1,024,918	-	-	1,024,918
Loss for the year	-	-	-	-	-	(2,024,163)	(2,024,163)
Balance at October 31, 2016	58,930,356	$12,706,649	$-	$1,442,403	$1,979	$(3,482,689)	$10,668,342

BATTLE MOUNTAIN GOLD INC.
CONDENSED STATEMENTS OF CASH FLOWS
For the years ended October 31,
(Expressed in Canadian Dollars, unless otherwise stated)

	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(2,024,163)	$(549,252)	$(626,663)
Items not affecting cash:
Interest expense	-	-	510
Gain on forgiveness of payable	-	-	(33,367)
Write off exploration and evaluation assets	-	-	50,000
Share-based payments	1,024,918	102,774	301,011
Loss on royalty buydown	336,478	-	-

Changes in non-cash working capital items:
Prepaids and receivables	(18,797)	12,087	(40,080)
Trade and other payables	13,952	(29,771)	(179,305)

Net cash used in operating activities	(667,612	(464,162)	(527,894)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(1,546,285	(429,202)	(471,319)
Acquisition of subsidiary	-	-	(59,077)
Advance to contractor	-	-	(11,200)
Reclamation bond	(27,932)	-	-

Net cash used in investing activities	(1,574,217	(429,202)	(541,596)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	5,801,912	1,007,500	790,000
Share issuance costs	(187,450)	(2,400)	(18,748)
Loans from related parties (Note 8(c))	150,000	-	100,000
Repayment of loans from related parties (Note 8(c))	(150,000)	(100,510)	(22,744)

Net cash provided by financing activities	5,614,462	904,590	848,508

Change in cash	3,372,633	11,226	(220,982)
Cash, beginning of year	96,529	85,303	306,285

Cash, end of year	$3,469,162	$96,529	85,303

Cash paid for interest	$3,095	$4,488	$177
Cash paid for tax	$-	$-	$-

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts payable and accruals	$325,000	$31,114	$40,345
Shares issued as finder’s fees	$-	$16,350	$27,000
Shares issued for acquisition of exploration and evaluation assets	$-	$132,500	$50,000
Shares issued for royalty buydown (Note 6(a)(iii))
On exercise of warrants	$1,939,065	$-	$-
Other (Note 4 (a)(i))	$752,648	$-	$-

Exploration advances reclassified as exploration and evaluation assets	$-	$11,200	$-
Unrealized loss on marketable securities through AOCI	$-	$1,156	$1,734

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At October 31, 2016, the Company had cash of $3,469,162 and working capital of $3,115,252. Management believes that the Company has sufficient financial resources to maintain its operations and activities for the upcoming fiscal year.

On May 14, 2014, the Company completed a Share Exchange Agreement with Madison Minerals Inc. (“Madison”), a public company listed on the TSX Venture Exchange (the “Exchange”), pursuant to which BMG shareholders transferred all their common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction resulted in the former BMG shareholders owning approximately 58% of the issued and outstanding common shares of the resulting issuer, and therefore, constituted a Reverse Takeover (the “RTO”) under the policies of the Exchange. The ongoing entity has adopted the name Battle Mountain Gold Inc. The former Battle Mountain Gold Inc. has been identified for accounting purposes as the acquirer, and accordingly the entity is considered to be a continuation of BMG and the net assets of Madison at the date of the RTO are deemed to have ben acquired by BMG (Note 11). These consolidated financial statements include the results of operations of Madison from May 14, 2014. The comparative figures are those of the former BMG.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

(b)	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc. and of the former Madison Minerals Inc. and its wholly owned subsidiaries, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., an inactive British Virgin Islands corporation.

(d)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable. When the fair value of a non-monetary transaction cannot be reliably measured, it is recorded at the carrying amount (after reduction, when appropriate, for impairment) of the asset given up adjusted by the fair value

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

of any monetary consideration received or given. When the asset received or the consideration given up is shares in an actively traded market, the value of those shares will be considered fair value.

(e)	Foreign Currencies

These consolidated financial statements are presented in Canadian dollars. The functional currency of the Company and its subsidiaries is the Canadian dollar.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(f)	Financial Instruments

Non-derivative financial assets:

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company's accounting policy for each category is as follows:

Financial assets at fair value through profit or loss ("FVTPL")

Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company does not have any assets classified as FVTPL financial assets.

Available-for-sale financial assets ("AFS")

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

The Company classifies marketable securities as AFS financial assets.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Financial Instruments (continued)

Non-derivative financial assets (continued):

Held to maturity (“HTM”)

HTM assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has the positive intention and ability to hold to maturity. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition HTM assets are measured at amortized cost using the effective interest method, less any impairment losses.

The Company does not have any assets classified as HTM.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash, receivables and reclamation bond are classified as loans and receivables.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: trade and other payables.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs and are classified as other financial liabilities. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Mineral Exploration and Evaluation Expenditures

Pre -acquisition Costs

Pre-acquisition costs are expensed in the period in which they are incurred.

Exploration and Evaluation Expenditures

Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

The Company may occasionally enter into farm-out arrangements, whereby the Company will transfer part of a mineral interest, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the transferee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal.

When a project is deemed to no longer have commercially viable prospects to the Company, exploration and evaluation expenditures in respect of that project are deemed to be impaired. As a result, those exploration and evaluation expenditure costs in excess of estimated recoveries are written off to the statement of comprehensive loss.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined and a development decision has been made, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

As the Company currently has no operational income, any incidental revenues earned in connection with exploration activities are applied as a reduction to capitalized exploration costs.

Mineral exploration and evaluation expenditures are classified as intangible assets.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Impairment

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share Capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share purchase warrants and options are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(j)	Share-based Payment Transactions

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Share-based Payment Transactions (continued)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

(k)	Valuation of warrants

The Company has adopted the residual value method with respect to the valuation of warrants issued as part of a private placement unit. The residual value method allocates the net proceeds to the common shares up to their fair value, as determined by the current quoted trading price on the announcement date, and the balance, if any, to the attached warrants. The fair value attributed to the warrants, if any, is recorded as warrants in the equity section. Upon expiry, the fair value attributed to the warrants is reclassified to reserves.

(l)	Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for unused tax loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of exploration and evaluation assets. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is insignificant.

(n)	Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)	Significant Accounting Estimates and Judgments

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	The carrying value and the recoverability of exploration and evaluation assets, which are included in the statements of financial position. The cost model is utilized and the value of the exploration

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

and evaluation assets is based on the expenditures incurred. At every reporting period, management assesses the potential impairment which involves assessing whether or not facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount.

ii.

The inputs used in calculating the fair value for share-based compensation expense included in profit or loss and share-based share issuance costs included in shareholders’ equity. The share- based compensation expense is estimated using the Black-Scholes options-pricing model as measured on the grant date to estimate the fair value of stock options. This model involves the input of highly subjective assumptions, including the expected price volatility of the Company’s common shares, the expected life of the options, and the estimated forfeiture rate.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company’s principal critical accounting judgment is the determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated and a development decision is made, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at October 31, 2016, management determined that no reclassification of exploration and evaluation assets was required.

(p)	New Accounting Standards Not Yet Adopted

Three new accounting standards have been published that are not yet in effect, unless early adopted, for the reporting period ended October 31, 2016. Management has decided against early adoption of any of these standards.

IFRS 9 – Financial Instruments

This standard and its consequential amendments are to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard will introduce new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. Because the Company is not exposed to significant financial instrument related accounting processes, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

IFRS 15 – Revenue from Contracts with Customers

This standard is to be adopted effective for reporting periods beginning on or after January 1, 2018. Among other matters, this standard specifies the accounting treatment for all revenue arising from contracts with customers unless the contracts are in the scope of other IFRSs. Because the Company does not at its current stage of activity enter into contracts to provide goods or services to customers, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

IFRS 16 – Leases

This standard is to be adopted effective for reporting periods beginning on or after January 1, 2019. Among other matters, this standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. Because leases constitute an insignificant portion of the Company’s activities, management has concluded that adopting this new standard will not have a significant effect on its financial reporting.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

3. RECEIVABLES

	October 31, 2016	October 31, 2015
Goods and services tax recoverable	$8,166	$1,445
Other receivables	22,612	10,775
Receivables	$30,778	$12,220

4. EXPLORATION AND EVALUATION ASSETS

a) Lewis Gold Project

(i) Interest of BMG Mining Inc. (“BMG”)

BMG entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with Nevada Royalty Corporation (“NRC”) for an exclusive option to acquire NRC’s 40% right, title and interest in a joint venture which holds mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").

To exercise this option, the Company must make cash payments and issue common shares to NRC pursuant to the amended agreements as follows:

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 common shares (issued)
September 13, 2013	$50,000 (paid)
March 31, 2015		500,000 common shares (issued)
October 31, 2015		500,000 common shares (issued)
April 13, 2017	$1,550,000 *

* At the sole discretion and option of the Company, this payment of $1,550,000 may be made in either cash or in common shares of the Company, at a share price equal to the lesser of the market price and $0.35 per share. The April 13, 2017 due date is subject to being accelerated to the date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

(ii) Interest of the former Madison Minerals Inc. (“Madison”)

Pursuant to a series of agreements dating from 2002, the Company through Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project.

(iii) Royalty provisions

The royalty burdens provide for an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against future production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2015-2016 royalty year of USD $81,146 translated as $113,208.

In June and August 2016, the Company and Gold Standard Ventures (“GSV”), a significant shareholder of the Company (Note 6), entered into an agreement with Clover Nevada LLC (“CN”), the holder of the royalty on the Lewis Gold Project, to reduce the royalty from a 5% gross production royalty on gold and silver to a 3.5% net smelter return royalty. GSV, on behalf of the Company, paid CN US$1,850,000 to reduce the royalty and the Company agreed to repay GSV $2,355,235 (agreed equivalent to US$1,850,000). GSV exercised 5,240,717 Company warrants it held (Note 6) for proceeds of $1,939,065 which were used by the Company to repay GSV. The Company settled the remaining $416,170 by issuing to GSV 885,468 common shares with a value of $752,648 resulting in a loss on settlement of $336,478. In addition, the Company and GSV have the right to further reduce the royalty from 3.5% to 2.5% for

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

4. EXPLORATION AND EVALUATION ASSETS (continued)

an additional payment of US$2,150,000 by August 2018 with an option to extend to August 2019 upon an additional payment of US$250,000.

(iv) Reclamation bond

During the year ended October 31, 2016, the Company established a reclamation bond of $27,932 (US$20,000).

b) Summary of costs

		Total

Balance at October 31, 2014		$2,766,082
Acquisition costs
Shares issued		132,500
Exploration costs
Claim maintenance		164,618
Field costs
Assays and storage	35,565
Geology	201,385
Geophysics	7,631
Travel and accommodation	17,688
Other	4,284	266,553

Total costs		$563,671

Balance at October 31, 2015		$3,329,753

Acquisition costs
Royalty buydown		2,355,235
Exploration costs
Claim maintenance		221,396
Field costs
Advance	79,360
Assays and storage	186,473
Computing and databases	84,363
Drilling	633,009
Geology	456,714
Geophysics	78,188
Travel and accommodation	62,065
Other	38,602	1,618,774

Total costs		4,195,405

Balance at October 31, 2016		$7,525,158

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

5. TRADE AND OTHER PAYABLES

	October 31,	October 31,
	2016	2015
Trade accounts payable	$354,076	$62,966
Accrued payables	55,446	38,719
Trade and other payables	$409,522	$101,685

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value.

Issued: 58,930,356 common shares.

On November 12, 2013, the Company issued 3,200,000 common shares at a cash price of $0.10 per share for gross proceeds of $320,000 of which $35,000 had been received during the year ended October 31, 2013.

On February 28, 2014, the Company issued 5,050,000 common shares at a cash price of $0.10 per share for gross proceeds of $505,000. A further 270,000 shares with a fair value of $27,000 were issued as finders’ fees in relation to the issuance.

On February 28, 2014, the Company issued 500,000 common shares at a fair value of $0.10 per share for the termination of the Plumas Mine Property Agreement.

On May 14, 2014, the Company issued 11,041,386 common shares at a fair value of $0.16 per share in exchange for 44,165,547 shares of Madison Minerals Inc., consolidated on a one new share for four old shares basis, pursuant to the RTO.

On December 17, 2014, the Company closed a non-brokered private placement of 2,000,000 units at a price of $0.10 per unit for gross proceeds of $200,000. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share until the expiry date December 17, 2016. The Company paid a finder’s fee by issuing 109,500 common shares in connection with this private placement recorded at a total fair value of $10,950.

On December 23, 2014, the Company closed a further non-brokered private placement of 575,000 units at a price of $0.10 per unit for gross proceeds of $57,500. Each unit comprises one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 per common share until the expiry date December 23, 2016. The Company paid a cash finder’s fee of $2,400 in connection with this private placement.

On March 23, 2015, the Company issued 500,000 common shares at a fair value of $62,500 pursuant to its option to acquire the remaining 40% interest in the Lewis Gold Project as set out in Note 4 (a) (i).

On July 17, 2015, the Company closed a non-brokered private placement of 6,000,000 units at the price of $0.125 per unit for gross cash proceeds of $750,000. Each unit comprised one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at the price of $0.25 per share until the expiry date July 17, 2017. The Company also issued 43,200 finder’s fee units at a fair value of $5,400. These finder’s fee units have the same terms as the private placement units.

On October 7, 2015, the Company issued a further 500,000 common shares at a fair value of $70,000 pursuant to its option to acquire the remaining 40% interest in the Lewis Gold Project as set out in Note 4 (a) (i). Pursuant to the terms, an amount of $50,000 was credited to the final option payment due, as extended, on or before April 13, 2017.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

6. SHARE CAPITAL (continued)

On May 6, 2016, the Company closed a non-brokered private placement of shares and units for total gross proceeds of $5,768,502. The Company issued 6,000,000 shares to six subscribers and 10,481,435 units to GSV all priced at $0.35 per share or unit. Each unit had one-half a share purchase warrant exercisable at the price of $0.37 per share for a two-year term ending May 6, 2018. A total of 5,240,717 warrants were issued. Finders’ fees totaling $105,000 were paid in respect of the placement of 6,000,000 shares, and other share issuance costs totaled $82,450.

In September 2016, 5,240,717 warrants held by GSV were exercised into 5,240,717 common shares for proceeds of $1,939,065. In addition, the Company issued 885,468 common shares at a value of $752,648 to GSV to settle $416,170 owing to GSV (Note 4). As a result of the share issuances to GSV in May and September 2016 described above, GSV became a 28.2% shareholder of the Company.

During the year ended October 31, 2016 133,640 warrants were exercised for cash proceeds of $33,410.

(b) Warrants

The Company has warrants outstanding for the purchase of common shares as follows:

Number	Exercise Price	Remaining Life (Years)	Expiry Date
1,000,000	$0.20	0.13	December 17, 2016
287,500	$0.20	0.15	December 23, 2016
2,887,960	$0.25	0.72	July 17, 2017
2,000,000	$0.15	1.39	March 21, 2018
6,175,460

(See Note 12)

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise
		Price

Outstanding at October 31, 2013	2,000,000	$0.15
Issued	250,000	0.64

Outstanding at October 31, 2014	2,250,000	0.20
Issued	4,309,100	0.24
Expired or cancelled	(250,000)	0.64

Outstanding at October 31, 2015	6,309,100	0.21
Issued	5,240,717	0.37
Exercised	(5,374,357)	0.37

Outstanding at October 31, 2016	6,175,460	$0.21

Pursuant to the RTO, 1,000,000 warrants of Madison exercisable at the price of $0.16 per share for a term expiring April 14, 2015 were exchanged on May 14, 2014 for 250,000 warrants of the Company exercisable at the price of $0.64 per share with the same term. As of October 31, 2014, this set of warrants had a remaining life of 0.45 years. The warrants had a fair value of $13,700 allocated to the RTO (Note 11). This fair value was calculated using the Black-Scholes option pricing model, using the following assumptions: risk free interest rate – 0.998%, expected life – 0.92 years, expected volatility – 182.50%, expected forfeiture – nil% and expected dividends – nil.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

6. SHARE CAPITAL (continued)

c) Stock options

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.

On June 18, 2016, the Company made grants of incentive stock options exercisable in respect of a total of 1,954,000 shares at the price of $0.60 per share for a five-year term ending June 18, 2021. Of these grants, 1,225,000 were to directors and senior officers.

At October 31, 2016, the Company had options for the acquisition of up to 4,214,000 common shares outstanding to directors, officers, employees and consultants as outlined below:

Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
1,954,000	$0.60	June 18, 2021
4,214,000

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at October 31, 2013	-	-
Granted	1,550,000	$0.25
Outstanding at October 31, 2014	1,550,000	0.25
Granted	710,000	0.15
Outstanding at October 31, 2015	2,260,000	0.22
Granted	1,954,000	0.60
Outstanding and exercisable at October 31, 2016	4,214,000	$0.40

During the year ended October 31, 2016, the Company granted 1,954,000 options (2015 – 710,000; 2014 – 1,550,000) with a weighted average fair value of $0.52 per option (2015 - $0.14; 2014 - $0.19). The fair value of the options granted of $1,024,918 (2015 - $102,774; 2014 - $301,011) has been recognized as share-based payments expense.

The fair values of stock options granted were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	October 31, 2016	October 31, 2015	October 31, 2014
Risk free interest rate	0.59%	0.99%	1.47%
Expected life of options	5 years	5 years	5 years
Expected dividend yield	Nil	Nil	Nil
Expected stock price volatility	136%	132%	127%

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

6. SHARE CAPITAL (continued)

(d) Escrow conditions

As a component of the reverse takeover transaction completed in May 2014 the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At October 31, 2016 escrow conditions continued in effect for 788,520 common shares (2015 – 1,262,040 shares).

7. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal types of risk exposure and the way in which they are managed are as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at October 31, 2016 the Company had working capital of $3,115,252 (October 31, 2015 - $31,659). Management believes that the Company has sufficient financial resources to meet its obligations as they come due.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. The U.S. dollar translation rate has in recent periods experienced considerable volatility. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk. At October 31, 2016, the Company had U.S. dollar denominated current assets of U.S. $6,599 (October 31, 2015 - $55,000). At October 31, 2016, the Company had U.S. dollar denominated current liabilities of U.S. $242,818 (October 31, 2015 - $12,758). Accordingly, a 10% change in the foreign exchange rate would result in a $34,488 credit or charge to operations.

Commodity price risk

While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities. Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, the perception of market participants about the price and future price prospects for gold, industrial and retail demand, levels of worldwide production, and forward sales by producers and speculators.

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

The fair value of marketable securities is measured using Level 1 of the fair value hierarchy. The carrying value of cash, receivables, and trade and other payables approximates their fair value because of the short-term nature of the instruments.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

8. RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

During the year ended October 31, 2016, 2015 and 2014, the Company paid or accrued the following:

	October 31, 2016	October 31, 2015	October 31, 2014

Director fees [1]	$-	$4,500	$10,000
Geological consulting [2]	117,189	62,682	43,863
Share-based payments	642,541	-	247,606
Senior officers [1]	176,050	122,500	44,700

	$935,780	$189,682	$346,169

1 Charged to salaries and benefits
2 Included in geology costs of $456,174 (2015 - $201,385; 2014 - $291,854) set out in Note 4

(b) Transactions and Balances with Related Corporations

Included in trade and other payables is $23,247 (October 31, 2015 – $24,279) due to related parties. Included in receivables is $5,572 (2015 – $10,775) due from a related company.

(c) Loans from Related Parties

In December 2015, the Company borrowed a total of $110,000 by way of short term loans from three lenders, two of whom were senior officers of the Company who lent a total of $60,000. In March 2016, the Company borrowed an additional $40,000, being $20,000 from each of two lenders, one of whom is a senior officer and director. The loans were unsecured, bore simple interest at 6% per annum, and were due on demand. During the year ended October 31, 2016, the entire loan balances totaling $150,000 plus accrued interest were paid in full to the lenders.

On September 22, 2014, the Company borrowed for cash proceeds a total of $100,000 as to $50,000 each from two individuals, one a director and senior officer of the Company and the other an arm’s length party. The loans were unsecured, bore interest at 6% and were due on demand. During the year ended October 31, 2015, the Company repaid the two loans with applicable interest, including $50,000 in principal and $2,499 in interest to both lenders.

During the year ended October 31, 2014, Madison received an unsecured loan of $20,000 from a director of Madison (Note 11), who has become a director of the Company following the RTO. The loan bore interest at 6% per annum and was due on demand. The principal on this loan was repaid in full in June 2014 together with interest earned of $296.

Pursuant to the RTO transaction, the Company settled indebtedness of Madison to former Madison directors formerly classified by Madison as accrued liabilities totaling $385,230 as follows: 50% was forgiven by the former Madison directors totaling $192,615; 25% or $96,307 was settled by the issue, immediately prior to the effectiveness of the RTO, of 1,926,150 common shares of Madison on a pre-consolidation basis at the fair value of $0.05 per share, which were then consolidated four old shares for one new share into 481,537 post-consolidation shares of the Company and included in the common shares issued by the Company to the former shareholders of Madison as set out in Note 6(a); and the balance, $96,308 was paid to the former Madison directors in cash. One former director of Madison has become a director of the Company pursuant to the RTO transaction. His holding in the above amounts was accrued liabilities of $258,130; amount forgiven $129,065; amount settled for shares $64,532 represented in due course by the issue of 322,660 shares of the Company; amount settled for cash $64,533.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

9. INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

For the period ended October 31	2015	2015	2014
Loss before income taxes	$(2,024,163)	$(549,252)	$(626,663)
Statutory tax rate	26%	26%	26%
Income tax recovery	(525,000)	(143,000)	(163,000)
Non-deductible items	354,000	27,000	76,000
Effects of tax rate change and rate difference in other
jurisdiction	2,000	34,000	(94,000)
Impact of reverse takeover	-	-	669,000
Change to prior years provision versus statutory return	304,000	218,000	759,000
Change in unrecognized deductible temporary differences	(82,000)	(136,000)	(1,247,000)
Share-issuance cost	(49,000)
Total income tax expense	$-	$-	$-

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	October 31, 2016	Expiry dates	October 31, 2015
Exploration and evaluation assets	$2,681,220	No expiry date	$3,100,000
Non-capital losses available for future periods	11,185,780	2016 – 2036	10,942,000
Share-issuance costs	180,000	2036 – 2039	42,000
Property and equipment	278,000	No expiry date	278,000
Other	57,000	No expiry date	57,000

10. CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. The Company monitors its adjusted capital which comprises all components of equity. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. No changes were made to the Company’s capital management practices during the year ended October 31, 2016.

BATTLE MOUNTAIN GOLD INC.
Notes to the Consolidated Financial Statements
(Expressed in Canadian Dollars)
For the Years Ended October 31, 2016 and 2015

11. REVERSE TAKEOVER TRANSACTION

On May 14, 2014, the Company completed a share exchange transaction (the “RTO”) whereby, among other matters, the security holders of the Company exchanged all of their securities of the Company for like securities of Madison on a one-for-one basis. Immediately prior to the share exchange, Madison completed a consolidation of its authorized and issued capital and its issued warrants pursuant to which each common share or warrant was consolidated on a four for one basis such that each four common shares or warrants were consolidated into one post-consolidation share or warrant.

Madison issued 11,041,386 post-consolidation shares to the shareholders of the Company. As a result of this share issuance, the shareholders of the Company obtained control of the combined entity by obtaining approximately 58% of the common shares of the combined entity. Accordingly, for accounting purposes, the Company was treated as the accounting parent company (legal subsidiary) and Madison has been treated as the accounting subsidiary (legal parent) in these consolidated financial statements. As the Company was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. Madison’s results of operations have been included from May 14, 2014. The transaction was accounted for as an asset acquisition.

The purchase price was allocated to the net assets acquired as follows:

$
Cash	7,923
Marketable securities	3,468
Prepaid	3,467
Receivables	4,777
Exploration and evaluation assets	2,047,504
Loan payable	(20,000)
Trade and other payables	(199,817)

Net assets acquired	1,847,322

11,041,386 common shares	1,766,622
Fair value of warrants	13,700
Transaction costs	67,000

Total consideration	1,847,322

12. SUBSEQUENT EVENTS

a)	A total of 1,287,500 warrants with an exercise price of $0.20 were exercised for cash proceeds of $257,500.

b)	In December 2016, the Company made its annual advance payment for the 2016-2017 royalty year of $109,662 (US$84,033) (Note 4(a)(iii)).